Exhibit (a)(2)

[Letterhead of Energy Partners, Ltd.]

September 14, 2006

Dear Fellow Stockholder:

On August 31, 2006, ATS Inc. (“ATS”), a wholly-owned subsidiary of Woodside Petroleum, Ltd., commenced an unsolicited tender offer for all of the outstanding shares of Energy Partners, Ltd. for $23.00 per share in cash (the “Offer”). After a review of the Offer with its independent financial and legal advisors, your Board of Directors determined that ATS’ Offer is inadequate and not in the best interests of EPL stockholders.

The EPL Board reached its recommendation after a review of the Offer with its independent financial and legal advisors. That review included the opinions of Petrie Parkman & Co, Inc., Evercore Group L.L.C., and Banc of America Securities LLC that, as of September 13, 2006, the $23.00 per share being offered by ATS is inadequate, from a financial point of view, to EPL stockholders other than Woodside and its affiliates. The Board believes that the Company, both on a stand-alone basis and on a combined basis with Stone Energy Corporation (NYSE: SGY) (“Stone”), should provide greater value to stockholders than the Offer.

As previously disclosed, the Company has filed an action for a declaratory judgment to eliminate any doubt as to its right under the Stone merger agreement to engage in “developing, soliciting, considering, communicating, exchanging information, negotiating, disclosing, entering into or consummating potential or definitive strategic alternatives for Energy Partners, including internally generated or third party proposals.” The Company filed this action on September 7, 2006 in the Court of Chancery for New Castle County, Delaware, and the Court has expedited the litigation and set a trial on the Company’s claims on September 22, 2006.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU REJECT ATS’ OFFER

AND NOT TENDER YOUR SHARES

In making its determination, your Board considered, among other things:

•	The Board’s belief – based on its familiarity with the business of the Company, its financial condition, results of operations and prospects, and the Board’s familiarity with the oil and natural gas exploration and production industry, and the prospects for, and the Company’s position in, that industry – that the Company, both on a stand-alone basis and on a combined basis with Stone, should provide greater value to stockholders than the Offer.

•	The Board’s belief that the fair value and unaffected price of the Company’s stock is substantially higher than the prevailing market price at the time ATS launched the Offer. The Board noted that the $23.00 per share offer price is a 29% discount to the Company’s 52-week high (which was $32.27 on September 29, 2005), and a 7% discount to the Company’s average closing stock price over the 90 trading days preceding the announcement of the Company’s offer to acquire Stone.

•	The opinions of Petrie Parkman & Co., Inc., Evercore Group L.L.C., and Banc of America Securities LLC, the Company’s financial advisors, to the effect that, as of September 13, 2006, and based upon and subject to various assumptions and limitations set forth in each opinion, the $23.00 per share being offered was inadequate, from a financial point of view, to the Company’s stockholders (other than Woodside and its affiliates).

•	The Board’s belief that the Company’s prospect inventory, including those prospects on the Gulf of Mexico Shelf and in the deepwater Gulf of Mexico, is expected to generate increasing returns over the next few years, and that neither the Company’s current stock price nor the Offer reflects the value of these assets or their potential.

•	The Board’s belief that the Offer represents an opportunistic attempt by Woodside to acquire a unique and valuable collection of oil and natural gas exploration and production assets and employees at a favorable time to Woodside at a price well below the true value that these assets and employees represent.

•	The conditionality of the Offer, which includes many stringent, open-ended or subjective conditions that, unless waived by ATS, may result in the Offer not being consummated.

•	The fact that there is nothing to prevent ATS or any other party from making a proposal to acquire the combined company that would result from the merger of the Company and Stone, and thus nothing to prevent the shareholders of the Company from receiving a control premium for their shares in the future.

In order to allow the Company sufficient time to act in the best interests of EPL stockholders, your Board has adopted a stockholder rights plan with a term of six months.

Further details regarding today’s announcements, including a description of the Rights Plan and other actions taken by the Board, are outlined in the enclosed Schedule 14D-9. We strongly encourage you to read the Schedule 14D-9 carefully and in its entirety, in particular pages 8 and 9, so that you will be fully informed as to the Board of Directors’ recommendation.

YOUR BOARD WILL CONTINUE TO ACT IN YOUR BEST INTERESTS

The EPL senior management team and your Board, which is comprised of a majority of independent directors, is always looking to maximize value for our stockholders, and we are committed to doing what is in your best interests.

We appreciate your continued support.

Sincerely,

Richard A. Bachmann

Chairman of the Board and

Chief Executive Officer